FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of the Securities Exchange Act of 1934

For the Month of June 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated June 22, 2009 announcing that Registrant has been selected by Telikom PNG Ltd. to provide a broadband satellite communications network covering hundreds of sites.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated June 22, 2009

Telikom PNG selects Gilat for broadband satellite communications project

– Project includes SkyEdge II high performance VSAT platform to serve Papua New Guinea’s financial sector –

Petah Tikva, Israel, June 22, 2009 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced it has been selected by Telikom PNG Ltd. to provide a broadband satellite communications network covering hundreds of sites. Telikom PNG is the government-owned telecommunications operator serving Papua New Guinea, a country with a population of more than six million.

Telikom PNG has chosen Gilat’s SkyEdge and SkyEdge II platforms for the project. Gilat’s SkyEdge platform will be used to deliver broadband Internet services to remote areas and to provide toll-quality telephony to rural citizens. As part of this deployment, a number of existing Gilat Dial@way sites will be upgraded to the SkyEdge platform.

Gilat’s SkyEdge II platform will serve the interactive data communications requirements of enterprises in the financial services sector.

Gilat has been providing Telikom PNG with VSAT-based networks for more than four years, meeting the country’s need for robust communications solutions in outlying towns and remote villages, many of which are accessible only by helicopter.

“Providing reliable telecom services across Papua New Guinea’s mountainous geography is a daunting task and Gilat has enabled us to successfully meet that challenge,” said Telikom PNG Chief Executive Officer, Peter Loko. “Gilat’s advanced VSAT technology and dedicated customer support are key to the roll-out of communications services across the country. The deployment of SkyEdge II will now also enable us to extend our service offering to the corporate financial sector, providing high-performance services that meet the sector’s advanced application needs, thereby enhancing the commercial development of the country.”

Oded Sheshinski, Gilat’s Regional Vice President for Australia and the Pacific Rim, said, “Today’s announcement is the latest example of how Gilat is meeting the evolving connectivity requirements of its customers in some of the world’s most remote locations. We are pleased to assist Telikom PNG in improving the quality of life for Papua New Guinea’s citizens and driving the development of the country’s commercial sector by providing advanced satellite communications technology.”

Gilat’s SkyEdge II is a high-performance satellite communications platform, enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II provides significant advantages in bandwidth efficiency. The industry-standard DVB-S2 outbound channel supports advanced features such as 32APSK modulation and ACM adaptivity. The SkyEdge II inbound channel is based on the RCS standard, with additional enhancements such as 8PSK modulation, inbound adaptivity and customized QoS for backhaul applications. Gilat’s diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks.

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Telikom PNG
Telikom PNG is a government-owned company that, with its subsidiaries, provides public telecommunication services in Papua New Guinea. For more information, visit www.telikompng.com.pg.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge ™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com